                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4
                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                             Panther Partners, L.P.
                                (Name of Issuer)

                             Panther Partners, L.P.
                      (Name of Person(s) Filing Statement)

                              Partnership Interests
                         (Title of Class of Securities)

                             Mr. H. Winston Holt, IV
                        Panther Management Company, L.P.
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 984-2567

                                 With a copy to:
                             Stephen R. Nelson, Esq.
                              Schulte Roth & Zabel
                                900 Third Avenue
                            New York, New York 10022
                                 (212) 756-2470
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)
                                 January 3, 1996
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            Calculation of Filing Fee


   Transaction Valuation: $175,000,000      Amount of Filing Fee: $35,000

(a) Calculated as the aggregate maximum purchase price for limited partnership interests.

(b)      Calculated as 1/50th of 1% of the Transaction Valuation.

          [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                        --------------------------------------------------------
Form or Registration No.:    Schedule 13E-4
                          ------------------------------------------------------
Filing Party:     Panther Partners, L.P.
              ------------------------------------------------------------------
Date of Filing:   January 3, 1996
                ----------------------------------------------------------------

ITEM 1. Security and Issuer.

         (a) The name of the issuer is Panther Partners, L.P., a closed-end, non-diversified, management investment company organized as a Delaware limited partnership (the "Fund"). The principal executive office of the Fund is located at 101 Park Avenue, New York, New York 10178.

         (b) The title of the securities which are the subject of the Offer to Purchase is partnership interests or portions thereof in the Fund. (As used herein, the term "Interest" or "Interests", as the context requires, shall refer to the partnership interests in the Fund and portions thereof which constitute the class of security which is the subject of this tender offer or the partnership interests in the Fund or portions thereof which are tendered by partners to the Fund pursuant to the Offer to Purchase.) As of January 1, 1996, there was approximately $349,843,000 outstanding in capital of the Fund held in the Interests. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to $175,000,000 of the Interests which are tendered by and not withdrawn prior to 12:00 Midnight, New York time, on January 31, 1996, subject to any extension of the Offer to Purchase. The purchase price of the Interests tendered to the Fund will be their net asset value as of the close of business on January 31, 1996, if the Offer to Purchase expires on the initial expiration date of January 31, 1996, and otherwise on such later date as corresponds to any extension of the Offer to Purchase. Payment of the purchase price will consist of: (1) cash and/or marketable securities (valued in accordance with the Fund's Amended and Restated Limited Partnership Agreement (the "L.P. Agreement")) in an aggregate amount equal to 97 percent of the estimated unaudited net asset value of the Interests tendered, determined as of the expiration date, which is expected to be 12:00 Midnight, January 31, 1996, payable within five business days after the expiration date (the "Cash Payment"); and (2) a promissory note (the "Note") entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered as of the expiration date, determined based on internal Fund valuation reconciliation procedures to be completed by February 29, 1996, over (b) the Cash Payment. The Note will be delivered to the tendering partner within five business days after expiration of the Offer to Purchase, will not bear interest or be transferable and will be payable in cash within five business days after February 29, 1996. The Fund has been informed by Panther Management Company, L.P., its Corporate General Partner, that it intends to tender to the Fund all or any Interests held by it that were acquired by it as a result of the 1995 performance reallocation. A copy of the Offer to Purchase and related Letter of Transmittal are attached hereto as Exhibits A and B, respectively.

         (c) The Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the L.P. Agreement.

         (d) Not applicable.

ITEM 2. Source and Amount of Funds or Other Consideration.

         (a) The purchase price for the Interests acquired pursuant to the Offer to Purchase will be derived from: (1) cash on hand; and (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund. The Fund will segregate with its custodian cash or government securities equal to the value of the amount estimated to be paid under any Notes as described above.

         (b) The Fund does not expect to borrow funds to purchase the Interests in connection with the Offer to Purchase.

ITEM 3. Purpose of This Tender Offer and Plans or Proposals of the Issuer or Affiliate.

         The purpose of the Offer to Purchase is to provide liquidity to partners for Interests as contemplated by and in accordance with the procedures set forth in the Fund's Private Placement Memorandum (the "PPM"). Interests that are tendered to the Fund in connection with the Offer to Purchase will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended. The Fund accepted $9,370,000 in new subscriptions for Interests on January 1, 1996. The Fund has no plans to offer for sale any other additional Interests, but may do so in the future.

         The Fund does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional Interests in the Fund (other than the Fund's ability to make additional Interests available for subscription from time to time in the discretion of the Fund) or disposition of Interests in the Fund; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) a sale or transfer of a material amount of assets of the Fund (other than in connection with ordinary portfolio transactions of the Fund); (d) any change of the identity of the general partners of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Individual General Partners of the Fund, to fill any existing vacancy for an Individual General Partner of the Fund or to change any material term of the advisory contract of the Corporate General Partner of the Fund, other than as described above and below; (e) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its investment policy, as amended, for which a vote would be required by Section 13 of the Investment Company Act of 1940;
or (g) any changes in the L.P. Agreement, other than as described below, or other actions which may impede the acquisition of control of the Fund by any person. Items (h) through (j) of this Item 3 are not applicable to the Fund.

ITEM 4. Interest in Securities of the Issuer.

         On December 1, 1995, the Fund commenced a tender offer (the "1995 Offer") to purchase up to $125,000,000 in Interests as of Midnight, December 31, 1995 (the "Expiration Date"). As of the Expiration Date, partners tendered $150,116,461 in Interests (the "Tendered Amount") which exceeded $125,000,000 by $25,116,461. Pursuant to Section 3 of the 1995 Offer and Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Fund elected to accept for payment, in addition to the $125,000,000 subject to the 1995 Offer, two percent of the outstanding Interests as of Midnight, December 31, 1995, or $8,999,958, for an aggregate of $133,999,958 (the "Maximum
Accepted Amount"). In light of the fact that the Tendered Amount exceeded the Maximum Accepted Amount by $16,116,503, and in order to provide immediate liquidity to partners pursuant to the 1995 Offer, the Fund elected, pursuant to
Section 3 of the 1995 Offer and Rule 13e-4(f)(3) of the Exchange Act, to accept tendered Interests on a pro rata basis.

         On January 1, 1996, the Fund accepted $9,370,000 in new capital from new and existing partners.

ITEM 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

         The PPM of the Fund, which was provided to each partner in advance of subscribing for Interests, provides that the Individual General Partners have the discretion to determine that the Fund will purchase Interests from time to time from partners pursuant to written tenders, and that the Corporate General Partner of the Fund expects that generally it will recommend to the Individual General Partners that the Fund purchase Interests from partners at the end of each year. The Offer has been made primarily to provide partners whose tenders pursuant to the 1995 Offer were not accepted in full an opportunity to retender such Interests. The Fund anticipates that, subject to the discretion of the Individual General Partners, another offer to purchase for the repurchase of Interests would be made to partners at the end of 1996. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between:
(i) the Fund and any general partner of the Fund or any person controlling the Fund or any general partner of the Fund; and (ii) any person with respect to Interests.

ITEM 6. Persons Retained, Employed or to Be Compensated.

         No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

ITEM 7. Financial Information.

         (a) Reference is hereby made to the audited financial statements for 1994 and 1993, attached as part of Exhibit A hereto, which are incorporated herein by reference. The Fund does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. Attached is the unaudited financial statement of the Fund for the six month period ended June 30, 1995, which it has prepared and furnished to partners pursuant to Rule 30d-1, and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1, promulgated under the Investment Company Act of 1940, as amended. The Fund does not have shares, and consequently does not have earnings or book value per share information available.

         (b) The Fund's assets would be reduced by the amount of the tendered Interests, but income relative to assets should not be affected by the tender offer. The Fund does not have shares and consequently does not have earnings or book value per share information available.

ITEM 8. Additional Information.

         (a) None

         (b) None

         (c) Not Applicable

         (d) None

         (e) Reference is hereby made to the information contained in the Offer of Purchase attached as Exhibit A, which is incorporated herein by reference.

ITEM 9. Material to be Filed as Exhibits.

         A. Offer to Purchase (including Financial Statements).

         B. Form of Letter of Transmittal.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       PANTHER PARTNERS, L.P.


                                       By:  Panther Management Company, L.P.
                                            Corporate General Partner


                                       By:  Panther Management Corporation
                                            Sole General Partner

                                            By: /s/ Nolan T. Altman
                                                -------------------------------
January 3, 1996                                 Name:  Nolan T. Altman
                                                Title:   Chief Financial Officer

                              STATEMENT OF DIFFERENCES
                              ------------------------

The Section Mark shall be expressed as 'SS'

                                  EXHIBIT INDEX


Exhibit                                                               Page Number

A                 Offer to Purchase
                  (including Financial Statements)

B                 Letter of Transmittal
